Mail Stop 3561

November 14, 2006

Mr. Francis P. Jenkins, Jr.
Chairman of the Board and Chief Executive Officer
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

> **Re: Shermen WSC Acquisition Corp.**
> **Amendment No. 6 to Registration Statement on**
> **Form S-1**
> **Filed October 25, 2006**
> **File No. 333-133869**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure on page two that, "Our initial business combination must be with an operating business whose fair market value is equal to at least 80% of our net assets at the time of such acquisition." Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than

a 100% interest in the target business. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business. We may have further comment.

Management, page 63

2.   The prospectus states on page 65 that, "Mr. Jenkins may not participate in any discussions, due diligence or negotiations with potential acquisition candidates in the United States that engages in substantially similar business … as those conducted by Royster-Clark, Inc. as well as any deliberations or other board action with respect to such acquisition." Please discuss this aspect of the limitation in the summary and in the risk factor on page 22.

Financial Statements

Note E- Commitments, F-9

3.   You state in fourth paragraph of Note E that the volatility used is 52.13%. However, the fifth paragraph of the Note E indicates volatility of 18.79%. Please revise to present consistent disclosures.

Other Regulatory

4.   Please provide a currently dated and signed consent in any amendment.

Part II - Exhibits

5.   Please note that because your warrants are also considered contractual provisions, your legality opinion should be revised to: (i) state that they are valid, binding obligations of the company; and (ii) reference the state contract law covering the agreements.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 or Thomas Kluck, who reviewed your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler, Esq.
        Fax: (212) 698-3599